Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of May 28, 2010	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit 99.1

Natuzzi S.p.A. Reports First Quarter 2010 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 28, 2010--Today the Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) announced the first quarter 2010 financial results.

  Total Net Sales of €126.4 million as compared to €111.3 million in 1°Q 2009
  Industrial Margin of €48.7 million as compared to €28.4 million in 1°Q 2009
  Operating Income of €0.5 million versus an Operating Loss of €16.6 million in 1° Q 2009
  Net Group Loss of €1.3 million as compared to a Net Group Loss of €10.4 million of 1°Q 2009
  Positive Net Financial Position of €54.9 million as compared to €58.5 million as of December 31, 2009

Total Net Sales for the first quarter 2010 were €126.4 million with an improvement of 13.6%. Upholstery Net Sales were €111.3 million with an increase of 14.9% compared to the same period of 2009. The contribution by Geographic area was the following: Europe (excluding Italy) 42.4%, Americas 32.3%, Italy 14.1% and Rest of the World 11.2%.

The significant improvement of the Industrial Margin is fundamentally due to a better product-mix sold, and to a constant cost control activity, as well as to a positive euro/dollars exchange rate that affected positively the cost of raw material purchases.

Transportation costs were negatively influenced by a significant increase of the freight fares recorded in some transportation routes since January 2010. All the other SG&A costs slightly improved as compared to the first quarter of 2009.

As a result of these figures, the Company highlights an Operating Income of €0.5 million versus an Operating Loss of €16.6 million in the first quarter of 2009 with a remarkable improvement with respect to the same period of the previous year.

Net Group Result shows a reduced loss of €1.3 million, with respect to a loss of €10.4 million recorded in the same period of 2009, mainly due to some improving actions obtained at a production efficiency level.

Net Financial Position as of March 31, 2010 remains strongly positive for €54.9 million notwithstanding the decrease compared to December 31, 2009.

Pasquale Natuzzi, Chairman and Chief Executive Officer of Natuzzi SpA., commented: “In the first quarter of 2010 we finally recorded a net sales improvement. However, the economic crisis and the worsening market conditions are not yet over and the Group order flows for the first months of 2010 with respect to the last months of 2009 confirm a slow down as compared to the previous positive trend, even if with diversified trends among the various brands and geographic areas. We promptly reacted, from a price point of view, introducing in the Natuzzi Brand new “entry price” products that could stimulate consumer demand coherently with the brand positioning. The Italsofa and Editions brands are confirming the success achieved during the Koln, Milan and High Point fairs and the enormous potential of this new offer .

Along with these commercial initiatives, we have in progress an internal restructuring plan that aims at simplifying the management of company activities, at achieving further cost reductions and innovation in order to improve the quality of products and customer service.

We are confident that the strength of our brands and business model, based on integration between production and distribution, could help us face the adverse market situation. Furthermore, thanks to the perseverance, enthusiasm, ethic values, and commitment of all people working within our Group, we will be able to achieve our goals in terms of service, quality, competitiveness and profitability”.

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 515.4 million in 2009, Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Tables follows

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the quarter ended on March 31, 2010 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	31-mars-10	31-mars-09%		31-mars-10	31-mars-09

Upholstery net sales	111.3	96.9	14.9%	88.1%	87.1%
Other sales	15.1	14.4	4.9%	11.9%	12.9%
Total Net Sales	126.4	111.3	13.6%	100.0%	100.0%

Purchases	(54.8)	(43.1)	27.1%	-43.4%	-38.7%
Labor	(19.6)	(19.9)	-1.5%	-15.5%	-17.9%
Third-party manufacturers	(0.9)	(1.1)	-18.2%	-0.7%	-1.0%
Manufacturing costs	(10.4)	(11.6)	-10.3%	-8.2%	-10.4%
Net Inventoris	8.0	(7.2)	-211.1%	6.3%	-6.5%
Cost of Sales	(77.7)	(82.9)	-6.3%	-61.5%	-74.5%

Industrial Margin	48.7	28.4	71.5%	38.5%	25.5%

Selling Expenses	(37.8)	(34.1)	10.9%	-29.9%	-30.6%
of which Transportation	(11.6)	(9.1)
of which Advertising	(6.3)	(5.7)
G&A Expenses	(10.4)	(10.9)	-4.6%	-8.2%	-9.8%

Operating Income/(Loss)	0.5	(16.6)	103.0%	0.4%	-14.9%

Interest Income/(Costs), Net	(0.4)	(0.2)	100.0%	-0.3%	-0.2%
Foreign Exchange, Net	0.9	6.2	-85.5%	0.7%	5.6%
Other Income/(Cost), Net	0.3	1.8	-83.3%	0.2%	1.6%

Earning before Income Taxes	1.3	(8.8)	114.8%	1.0%	-7.9%

Current taxes	(2.6)	(1.5)		-2.1%	-1.3%

Net result	(1.3)	(10.3)	87.4%	-1.0%	-9.3%

Minority interest	0.0	0.1

Net Group Result	(1.3)	(10.4)	87.4%	-1.0%	-9.3%

Net Group Result per Share	(0.02)	(0.19)

Outstanding Shares	54,824,277	54,824,277

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	31-mars-10	31-mars-09%		31-mars-10	31-mars-09

Total Net Sales	174.9	154.0	13.6%	100.0%	100.0%
Gross Profit	67.4	39.3	71.5%	38.5%	25.5%
Operating Income (Loss)	0.7	(23.0)	-103.0%	0.4%	-14.9%
Net Group Result	(1.8)	(14.4)	87.4%	-1.0%	-9.3%
Net Group Result per Share	(0.0)	(0.3)

Average exchange rate (U.S.$ per €)	1.3837

UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

		3 months ended on					3 months ended on

	31-mars-10		31-mars-09		Change %	31-mars-10		31-mars-09		Change %

Americas	36.0	32.3%	29.4	30.3%	22.4%	197,694	42.4%	159,803	38.7%	23.7%
Natuzzi	4.4	4.0%	4.0	4.1%	10.0%	11,547	2.5%	11,116	2.7%	3.9%
Italsofa	31.6	28.3%	25.4	26.2%	24.4%	186,147	39.9%	148,687	36.0%	25.2%

Europe	47.2	42.4%	46.8	48.3%	0.9%	174,757	37.5%	179,958	43.6%	-2.9%
Natuzzi	24.7	22.2%	22.5	23.2%	9.8%	60,103	12.9%	54,130	13.1%	11.0%
Italsofa	22.5	20.2%	24.3	25.1%	-7.4%	114,654	24.6%	125,828	30.5%	-8.9%

Italy (Natuzzi)	15.6	14.1%	12.3	12.7%	26.8%	46,494	10.0%	37,107	9.0%	25.3%

Rest of the world	12.5	11.2%	8.4	8.7%	48.8%	47,368	10.1%	35,917	8.7%	31.9%
Natuzzi	7.8	7.0%	5.0	5.2%	56.0%	18,393	3.9%	13,268	9.0%	38.6%
Italsofa	4.7	4.2%	3.4	3.5%	38.2%	28,975	6.2%	22,649	5.5%	27.9%

Total	111.3	100.0%	96.9	100.0%	14.9%	466,313	100.0%	412,785	100.0%	13.0%

				Brands breakdown
	Net sales million euro					Net sales seats

		3 months ended on					3 months ended on

	31-mars-10		31-mars-09		Change %	31-mars-10		31-mars-09		Change %

Natuzzi	52.5	47.2%	43.8	45.2%	19.9%	136,537	29.3%	115,621	28.0%	18.1%

Italsofa	58.8	52.8%	53.1	54.8%	10.7%	329,776	70.7%	297,164	72.0%	11.0%

Total	111.3	100.0%	96.9	100.0%	14.9%	466,313	100.0%	412,785	100.0%	13.0%

Natuzzi S.p.A. and Subsidiaries
Consolidated Balance Sheets
(Expressed in millions of euro)

ASSETS	31-mars-10	31 Dec 09

Current assets:
Cash and cash equivalents	64.2	66.3
Marketable debt securities	0.0	0.0
Trade receivables, net	92.9	97.1
Other receivables	56.2	54.4
Inventories	89.5	81.6
Unrealized foreign exchange gains	0.5	0.3
Prepaid expenses and accrued income	1.2	1.4
Deferred income taxes	0.7	0.7

Total current assets	305.2	301.8

Non current assets:
Net property, plant and equipment	193.6	193.8
Other assets	11.8	12.7

Total current assets	205.4	206.5

TOTAL ASSETS	510.6	508.3

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	2.2	0.8
Current portion of long-term debt	1.3	1.1
Accounts payable-trade	60.8	66.5
Accounts payable-other	29.8	29.3
Unrealized foreign exchange losses	1.4	0.4
Accounts payable-shareholders for dividends	0.0	0.0
Income taxes	5.2	3.7
Salaries, wages and related liabilities	14.1	12.5

Total current liabilities	114.8	114.3

Long-term liabilities:
Employees' leaving entitlement	29.3	29.6
Long-term debt	5.8	5.9
Deferred income for capital grants	10.8	11.2
Other liabilities	18.3	20.4

Total long-term liabilities	64.2	67.1

Minority interest	2.0	1.9

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.3	8.3
Retained earnings	223.6	219.0

Total shareholders' equity	329.6	325.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	510.6	508.3

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows

(Expressed in million of euro)
	31-mars-10	31 Dec 09
Cash flows from operating activities:
Net earnings (loss)	(1.3)	(17.7)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6.3	26.8
Employees' leaving entitlement	(0.3)	(2.1)
Deferred income taxes	(0.0)	3.7
Minority interest	0.1	0.4
(Gain) loss on disposal of assets	(0.0)	(0.1)
Unrealized foreign exchange losses and gains	0.8	(4.4)
Deferred income for capital grants	(0.2)	(1.0)
Non monetary operating costs	6.6	23.3

Change in assets and liabilities:
Receivables, net	4.2	25.7
Inventories	(8.0)	10.4
Prepaid expenses and accrued income	0.3	(0.2)
Other assets	(1.6)	(8.2)
Accounts payable	(5.7)	(2.1)
Income taxes	1.4	1.9
Salaries, wages and related liabilities	(0.9)	(1.8)
Other liabilities	0.2	2.5

Net working capital	(10.1)	28.2

Net cash provided by operating activities	(4.8)	33.8

Cash flows from investing activities:
Property, plant and equipment:
Additions	(1.0)	(9.1)
Disposals	0.0	0.2
Government grants received
Net cash used in investing activities	(1.0)	(8.9)

Cash flows from financing activities:
Long-term debt:
Proceeds	0.6	3.9
Repayments	(0.4)	(0.7)
Short-term borrowings	1.4	(8.9)

Net cash used in financing activities	1.6	(5.7)

Effect of translation adjustments on cash	2.1	(0.2)

Increase (decrease) in cash and cash equivalents	(2.1)	19.0

Cash and cash equivalents, beginning of the year	66.3	47.3

Cash and cash equivalents, end of the year	64.2	66.3

CONTACT:
Natuzzi Investor Relations
Silvia Di Rosa cell +39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Cell.: +39 335 7276939 Giacomo Ventolone
gventolone@natuzzi.com
or
Tel.: + 39 080 8820676 Vito Basile (Ufficio Stampa)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date: May 28, 2010

	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi